PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(3) Registration No. 333- 137889
INFINITY ENERGY RESOURCES, INC.
COMMON STOCK

     This prospectus supplement relates to the resale by selling stockholders of up to 10,528,671 shares of common stock, $.0001 par value, of Infinity Energy Resources, Inc.
     This prospectus supplement, which supplements our prospectus dated October 27, 2006, contains additional information about the selling stockholders.
     You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement updates information in the prospectus and accordingly, to the extent inconsistent, the information in the prospectus supplement supersedes the information contained in the prospectus. All references in the prospectus to “this prospectus” are amended to read “this prospectus (as supplemented and amended).”
     For a discussion of certain risks that should be considered by prospective investors, see “Risk Factors” beginning on page 4 of the prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 2, 2006.

The information appearing under the section entitled “Selling Stockholders” in the prospectus is amended and supplemented by the information provided below.

SELLING STOCKHOLDERS
     The following reflects the transfer by (i) HFTP Investments LLC of convertible notes in the aggregate principal amount of $4,974,348.86 and warrants to acquire an aggregate of 566,699 shares of Infinity Energy Resources, Inc. common stock to Promethean II Master, L.P., which thereby becomes a selling stockholder. The following table sets forth certain information regarding the beneficial ownership, as of October 31, 2006 of Promethean II Master, L.P. and HFTP Investments LLC. The information in the table below is based upon information provided to us by the selling stockholder.

	Number of		Ownership After Offering
	Shares	Number of
	Beneficially	Shares that
Name	Owned (1)	May Be Sold	Number of Shares (3)	Percent

Promethean II Master, L.P. (2)	684,095	923,693	—	—

HFTP Investments, LLC (2)	1,902,918	2,569,397	—	—

(1)	The shares of common stock considered beneficially owned by each selling stockholder includes, in addition to shares held of record, that number of shares of our common stock that such selling stockholder could acquire by exercising all of its Warrants held as of October 31, 2006 and the Conversion Shares such selling stockholder could acquire within sixty (60) days of October 31, 2006, without giving effect to any limitations on conversion or exercise. These amounts include the following number of shares issuable upon exercise of the Warrants (“Warrant Shares”), as subsequently amended by the August Waiver, and Conversion Shares: for Promethean II Master, L.P.: 566,699 and 103,579, respectively, and for HFTP Investments LLC: 1,561,612 and 355,123, respectively. The number of Conversion Shares each selling stockholder could acquire has been calculated on the basis of a conversion price of $3.2908 (which is 95% of the weighted average trading price of our common stock on the trading day prior to October 31, 2006) and includes accrued interest as of October 31, 2006. The actual conversion price will be based on 95% of the weighted average trading price of our common stock on the trading day immediately preceding the conversion date.

(2)	Promethean Asset Management, LLC, a New York limited liability company (“Promethean”), serves as investment manager to each of Promethean II Master, L.P. (“Promethean II Master”) and HFTP Investments LLC (“HFTP”) and may be deemed to share beneficial ownership of the shares beneficially owned by Promethean II Master and HFTP. Promethean disclaims beneficial ownership of the shares beneficially owned by Promethean II Master and HFTP. Mr. James F. O’Brien, Jr. indirectly controls Promethean. Mr. O’Brien disclaims beneficial ownership of the shares beneficially owned by Promethean, Promethean II Master and HFTP. Each of HFTP and Promethean II Master has advised Infinity that (i) it is not a broker-dealer, (ii) it does not control and is not controlled by a registered broker-dealer, (iii) it is an affiliate of a registered broker-dealer due solely to its being under common control with a registered broker-dealer, (iv) the broker-dealer that is an affiliate of such selling stockholder was not involved in the acquisition of the securities, and will not be involved in the ultimate sale, of the securities, (v) it acquired the securities in the ordinary course of its business, and (vi) at the time such selling stockholder acquired the securities, it was not a party to any agreement or other understanding to distribute the securities, directly or indirectly.

(3)	Assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.